[Dorsey & Whitney LLP Letterhead]

TIMOTHY S. HEARN
(612) 340-7802
FAX (612) 340-8738
hearn.tim@dorsey.com

December 18, 2008

Ms. Peggy Fisher

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                              ProUroCare Medical Inc.
Form S-1
Amendment No. 3
File No. 333-153605

Dear Ms. Fisher:

On behalf of ProUroCare Medical Inc. (the “Company”), we are transmitting herewith via EDGAR for filing on behalf of the Company Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Amendment is being filed for the sole purpose of filing revised versions of the Underwriting Agreement and the Underwriter’s Warrant Agreement as exhibits to the Registration Statement and the Warrant Agreement, Unit Agreement, Specimen Warrant, Unit Certificate and the Opinion of Dorsey & Whitney, LLP as exhibits to the Registration Statement, which exhibits had not previously been filed.  The Amendment has been marked to show changes effected in the Registration Statement by the Amendment.  The reference and limitation in our opinion to the law of the State of Nevada governing private corporations (i.e. Title 7, Chapter 78 of the Nevada Revised Statutes) includes the statutory provisions and all applicable provisions of the Nevada state constitution, including reported judicial decisions interpreting these laws.

If you have any questions or concerns with respect to this filing, please feel free to call me directly at (612) 340-7802, or, in my absence, Ms. Taiesha McBroom at (612) 492-6142.

Thank you for your assistance in this matter.

Sincerely,

/s/ Timothy S. Hearn
Timothy S. Hearn

cc:                                 Richard C. Carlson, ProUroCare Medical Inc.

Richard B. Thon, ProUroCare Medical Inc.

David Lantz, Feltl and Company

Girard P. Miller, Fulbright & Jaworski LLP